SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 7
ZI CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
988918108
(CUSIP Number)
Marty Steinberg, Esq., as the Receiver for
Lancer Management Group II, LLC, general partner of
Lancer Partners, LP, Lancer Offshore, Inc.,
LSPV, LLC, and Omnifund, Ltd. and as the person
in control of Lancer Partners, LP.
c/o David E. Wells, Esq.
Hunton & Williams, LLP,
1111 Brickell Avenue,
Suite 2500
Miami, Florida 33131
Telephone No.: (305) 810-2591
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 26, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this filing on Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or
or 13d-1(g), check the following box [ ].

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1	NAMES OF REPORTING PERSONS

Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC, and Omnifund, Ltd. and as the person in control of Lancer Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		18,718,008 Common Shares*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,718,008 Common Shares*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,718,008 Common Shares*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.94% of Common Shares*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Due to the incompleteness and potential inaccuracy of the books and records available to the Reporting Person (defined below), the Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D and this Amendment. The filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Person or any of the Lancer Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by the Schedule 13D and this Amendment. The Reporting Person has relied on the Schedule 14D-9 filed by the Company on December 11, 2008 to calculate the percentage of outstanding common shares it holds. As described in Item 4, the Reporting Person expects to transfer approximately 3,495,944 shares of Common Shares of the Issuer to the Partners Trustee (defined below).

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     This Amendment No. 7 (this “Amendment”) to the Schedule 13D filed on December 2, 2003 (the “Schedule 13D”) by Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”), Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and LSPV, LLC, a Delaware limited liability company (“LSPV-LLC”) and as the person in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (Marty Steinberg is sometimes referred to herein as the “Receiver” or the “Reporting Person”) (LMG II, Lancer Offshore, Omnifund, LSPV-LLC and Lancer Partners are sometimes collectively referred to herein as the “Reporting Entities”) relates to common shares, no par value (the “Common Shares”) of Zi Corporation, a corporation organized under the laws of Alberta, Canada (the “Issuer”). Marty Steinberg is also the court-appointed receiver of Lancer Management Group, LLC (“LMG”), LSPV, Inc., a British Virgin Islands international business company (“LSPV-INC”), G.H. Associates, LLC, a New York limited liability company (“G.H. Associates”), Alpha Omega Group, Inc., a Delaware corporation (“Alpha Omega”) and CLR Associates, LLC, a limited liability company (“CLR”). LMG II, Lancer Offshore, Omnifund, LSPV-LLC, Lancer Partners, LMG, LSPV-INC, G.H. Associates, Alpha Omega and CLR are sometimes collectively referred to herein as the “Lancer Entities”).
Item 1. Security and Issuer.
     The class of equity securities to which the Schedule 13D and this Amendment relate is Common Shares of the Issuer. The principal executive office of the Issuer is located at Suite 2100, 840 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 3G2.
Item 2. Identity and Background.
     (a)-(c) and (f)
     The Reporting Person filing the Schedule 13D and this Amendment is:
     As of July 10, 2003, Marty Steinberg was appointed the Receiver of LMG, LMG II, Lancer Offshore, Omnifund, LSPV-LLC, and LSPV-INC pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida (the “District Court”) in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH (the “District Court Order”). By virtue of his status as the Receiver of LMG II, the general partner of Lancer Partners, the Receiver was designated the person in control of Lancer Partners on July 25, 2003 by order of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492 (the “Bankruptcy Court Order”). By further order of the District Court dated September 3, 2003, the receivership was expanded to include G.H. Associates and Alpha Omega. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

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     As of the date of this report, the Reporting Person has confirmed that all of the securities to which the Schedule 13D and this Amendment relate are held for the pecuniary benefit of the Lancer Offshore, Omnifund. Lancer Partners and LSPV-LLC. As described in Item 4 below, subsequent to the pending transfer of the Common Shares to the Partners Trust no securities will be held for the pecuniary benefit of Lancer Partners, LMG II or LSPV-LLC. In addition, the Reporting Person has confirmed that no securities of the Issuer are currently held for the pecuniary benefit of LMG, LSPV-INC, G.H. Associates or Alpha Omega. The following is a description of each of the Reporting Entities:
     Lancer Offshore is an international business company a corporation organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     Omnifund is an international business company organized under the laws of the British Virgin Islands. The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     LMG II is a Connecticut limited partnership. The stated business purpose of LMG II was to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.
     LSPV-LLC is a Delaware limited liability company. The stated business purpose of LSPV-LLC was that of a special purpose company formed to liquidate the assets of redeeming investors of Lancer Partners by receiving a contribution of assets of Lancer Partners equal to the pro rata share of the redeeming investors in the assets of Lancer Partners. The current principal address of LSPV-LLC is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

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     (d) and (e):
     Marty Steinberg has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     The Lancer Entities are named as defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV. As such, they are subject to a Temporary Restraining Order and Preliminary Injunction, Order Appointing Receiver and Case Management Order, all entered by the District Court prohibiting certain activities subject to federal securities laws in the absence of separate court orders.
Item 3. Source and Amount of Funds or Other Consideration.
     See Item 4.
Item 4. Purpose of Transaction.
     On February 26, 2009 the Issuer and Nuance Communications, Inc., a Delaware corporation (“Nuance”), and Nuance Acquisition ULC, an unlimited liability corporation existing under the laws of the Province of Alberta and an indirect wholly-owned subsidiary of Nuance (“Sub”), entered into an Arrangement Agreement. Pursuant to the Arrangement Agreement and related Plan of Arrangement, and subject to the approval of the Issuer’s shareholders, the Issuer would become a wholly-owned subsidiary of Sub and the shareholders of the Issuer would receive, subject to certain adjustments1, approximately $0.69 per share of consideration, consisting of $0.34 in cash and $0.35 in Nuance common stock, valued at the time of signing the Arrangement Agreement.
     In connection with the Arrangement Agreement, the Reporting Person, the Partners Trustee (defined below) and Nuance entered into a Voting Support Agreement (the “Voting Agreement”) dated February 26, 2009. As described in greater detail below, the primary purpose of the Voting Agreement is to secure the Receiver’s and Partners Trustee’s agreement to vote in favor of the proposed Plan of Arrangement.

[1]	In order to provide Zi shareholders a limited amount of protection against a drop in Nuance’s stock price between signing of the Agreement and the consummation of the Plan of Arrangement, extra cash consideration (the “Contingent Amount”) will be paid to Zi shareholders if the Nuance stock price on the closing date is less than the stock price on the signing date. The applicable formula for the Contingent Amount is the lesser of (i) the product of the (x) the equity consideration ($0.035/stock price on date of signing) and (y) the absolute value of the stock price on the closing date less the stock price on the signing date, and (ii) $0.0525.

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     Although the Voting Agreement has been signed, it has limited effectiveness until it is approved by both the District Court and the Bankruptcy Court, and the Receiver and Partners Trustee have agreed to use their commercially reasonable efforts to secure such approvals of the Agreement (the “Court Order Approvals”). Subject to the court orders otherwise, the Receiver and Partners Trustee have also agreed not to directly or indirectly solicit, assist, initiate, encourage or otherwise facilitate any inquiries or proposals regarding an Acquisition Proposal2.
     For the term of the Voting Agreement, the Reporting Person and the Partners Trustee will, among other things, with respect to the shares they beneficially hold: (i) not sell, transfer, pledge, encumber or otherwise convey the shares; (ii) not grant any proxy or other right to vote the shares that is inconsistent with the terms of the Voting Agreement; (iii) vote against any Acquisition Proposal; (iv) promptly notify and provide Nuance with a copy of every written communication received by the Receiver in connection with any Acquisition Proposal; (v) vote the shares in favour of the Plan of Arrangement; and (vi) not exercise any rights of dissent.
     The Voting Agreement may be terminated by the Reporting Person or Partners Trustee at any time when they are not in material default in the performance of their respective obligations under the Voting Agreement if, among other things, any of the following occur: (i) any of the representations or warranties of Nuance under the Voting Agreement shall not be true and correct in all material respects; (ii) the Plan of Arrangement or Arrangement Agreement is amended, modified or provisions thereof are waived in any way that materially adversely impacts the Receiver or Partners Trustee; (iii) the Plan of Arrangement has not become effective by June 15, 2009 (the “Termination Date”), provided, however, that such deadline may be extended by up to thirty calendar days upon the agreement of Nuance and Zi. The Voting Agreement will be automatically terminated upon the termination of the Arrangement Agreement between Nuance and Zi.
     The description of the Voting Agreement above is qualified in its entirety by the full text of the Voting Agreement attached hereto as Exhibit 1 and incorporated herein by reference.
     This Amendment is also filed to disclose the Reporting Person’s proposed transfer of approximately 3,495,944 Common Shares to the Partners Trustee pursuant to the First Amended Joint Plan of Liquidation of Lancer Partners, L.P. (the “Bankruptcy Plan”) which was confirmed by the United States Bankruptcy Court for the Southern District of Florida on December 29, 2008.
     The purpose of the appointment of the Reporting Person as Receiver and “person in control” was to administer and hold the assets of the Lancer Entities. To assist him administer the assets of the Lancer Entities, the Reporting Person hired an investment manager, Ladenburg Thalmann & Co. Inc. (“Ladenburg”).
     The Bankruptcy Plan and various orders of the United States District Court for the Southern District of Florida collectively provide that the assets of Lancer Partners, Lancer Management Group, II, LLC (“LMG II”) and LSPV, LLC (“LSPV-LLC”) are expected to be transferred to a liquidating trust (the “Partners Trust”) for purposes of their administration by the Partners Trustee.

[2]	An Acquisition Proposal means any inquiry, proposal, offer or public announcement from any person relating to any direct or indirect acquisition of 15% or more of the outstanding shares, or any class of shares, or acquisition of assets or businesses that constitute or generate 15% or more of the total revenue, net income, EBITDA or fair market value of the assets of Zi or of assets or businesses that are otherwise material to Zi.

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     Pursuant to the Bankruptcy Plan, the sole purpose of the Partners Trustee will be to liquidate the assets of Lancer Partners, LMG II and LSPV-LLC (collectively, the “Partners Trust Assets”) in favour of parties holding claims (as defined in Section 101(5) of the United States Bankruptcy Code) against Lancer Partners who are entitled to receive a distribution under the Partners Trust pursuant to the Bankruptcy Plan and the Partners Trust Agreement. The Partners Trustee has hired Ladenburg to assist him administer the Partners Trust Assets.
Item 5. Interest in Securities of the Issuer.
     (a) Upon information and belief, the aggregate number and percentage of Common Shares to which this Amendment relates is 18,718,008 shares which, upon further information and belief, represents approximately 36.94% of 50,667,957 shares, the total number of Common Shares issued and outstanding as of December 11, 2008 according to the Company’s Schedule 14D-9 filed on that date.
     Due to the incompleteness and potential inaccuracy of the books and records available to the Reporting Person, the Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in the Schedule 13D and this Amendment. The Reporting Person is still in the process of exploring whether any of the Lancer Entities or any other brokers or nominees are holding additional Common Shares, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer Common Shares than indicated herein. The filing of the Schedule 13D and this Amendment shall not be construed as an admission that the Reporting Person or any of the Lancer Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.
     (b) The Reporting Person is the sole person with voting and dispositive power with regard to the 18,718,008 Common Shares of the Issuer described in this Amendment.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Reference is made to the disclosure set forth under Item 4 of this Amendment, which disclosure is incorporated herein by reference.
     Except as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
     Except as described in Item 4 hereof, to the Reporting Person’s knowledge and belief, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Lancer Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether any of the Lancer Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer Common Shares than indicated herein.
Item 7. Material to be Filed as Exhibits.
     Exhibit 1. Voting Support Agreement.

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SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 27, 2009

/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer
Management Group II, LLC, general partner of Lancer Partners, LP, Lancer Offshore, Inc., LSPV, LLC and Omnifund, Ltd. and as the person in control of Lancer Partners, LP.